March 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street N.E.

Washington, D.C. 20549-6010

Attn:	Juan Grana

Margaret Sawicki

Al Pavot

Terence O’Brien

Re:	Kestra Medical Technologies, Ltd.

Registration Statement on Form S-1, as amended (File No. 333-284807)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Kestra Medical Technologies, Ltd. (the “Registrant”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on March 5, 2025, or as soon as thereafter practicable, or at such later time as the Registrant or its outside counsel, Kirkland & Ellis LLP, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,854 copies of the Preliminary Prospectus dated February 26, 2025 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOFA SECURITIES, INC.

GOLDMAN SACHS & CO. LLC

PIPER SANDLER & CO.

As Representatives of the several underwriters

[Signature Pages Follow]

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi Maduri
Name: Lyla Bibi Maduri
Title: Managing Director

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name: Neil Riley
Title: Managing Director

As representatives of the several underwriters

cc: Ilir Mujalovic, Allen Overy Shearman Sterling US LLP

[Signature Page to Acceleration Request Letter]